September 27, 2007

Prokopios (Akis) Tsirigakis
Chief Executive Office and President
Star Bulk Carriers Corp.
40 Ag. Konstantinou Avenue
Maroussi 15124, Athens, Greece

      Re:	Star Bulk Carriers Corp.
      Amendment No. 3 to Registration Statement on Form F-4
      Filed August 31, 2007
		File No. 333-141296

		Star Maritime Acquisition Corp.
		Amendment No 3 to Preliminary Proxy Statement on Form
PRER
14A
		Filed August 31, 2007
		File No. 1-32685

Dear Mr. Tsirigakis:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General
1. Please revise to eliminate unnecessary repetition. As a non-exclusive example, you discuss the conditions to the asset acquisition on the cover page, pages 1, 3, 11, 12 and elsewhere.
Please revise accordingly.

Questions and Answers, page 1
2. Please revise the second Q&A and where appropriate to disclose that there are three proposals.
3. Please revise the second sentence of the last paragraph on page four to clearly indicate that you have received an opinion from Seward & Kissel that you should not be taxed as a U.S. corporation under Section 7874(b), explaining the reason for the uncertainty regarding such opinion.

Summary, page 8
4. Due to the complex structure of the redomiciliation merger, asset acquisition, and the equity holdings of the target before and after consummation of the transaction, please revise to include a graphic presentation illustrating the companies` ownership before and after the business combination.

Compensation of Directors and Executive Officers, page 92
5. Please revise to provide the disclosure responsive to Item 402 of
Regulation S-K. As a non-exclusive example, what specific items of corporate performance and other items are taken into account in determining the "discretionary bonus not less than E 500,000" for Messrs. Tsirigakis and Syllantavos? How do the benefits disclosed in the first two paragraphs on page 94 and the company`s decisions regarding each of these benefits fit into the company`s overall compensation objectives and affect decisions regarding other elements of their compensation?

Tax Considerations, page 152
6. You state in the introductory paragraph that "(t)he following discussion addresses certain U.S. federal income tax consequences..."
Please delete the word "certain" as it raises a concern that counsel may be omitting a material tax consequence.
7. In the second paragraph, you state that certain parts of the prospectus "accurately sets forth, in all material aspects" the material U.S. federal tax consequences. Please revise to delete "accurately" and state that the specific parts of the prospectus, which are referred to in that sentence, represent the opinion of tax counsel.
8. Please revise the first full paragraph on page 157 to state that dividends "would" be treated as qualified dividend income to emphasize the conditions described in the rest of the paragraph. Similarly, please revise to state, if true, that you have not received an opinion of counsel on this issue.

Method of Accounting for the Acquisition of Vessels
9. As a result of a conference call held on September 25, 2007 between Star`s legal counsel and certain accounting staff of the Division of Corporation Finance, no resolution has yet been reached concerning the appropriate method of accounting for the acquisition of the vessels. The staff expects to receive documentation from Star as discussed during the call and we will resume our deliberations at that time. We may have further comments on this matter.

Statement of Forecasted Results of Operations and Cash Available for
Dividends, Reserves and Extraordinary Expenses, page 127
10. It appears that Estimated EBITDA on page 127 should be $18,170.
Please revise.

Star Maritime Acquisition Corp.
Interim Financial Statements, page F-19
11. Please tell us the reasons that the interim financial statements in Star Maritime Acquisition Corp.`s June 30, 2007 Form 10-Q do not agree with the financial statements beginning on page F-19 in the registration statement. In the event of an error correction, the disclosures specified in paragraph 26 of SFAS 154 and paragraph 26 of
APB Opinion 9 should be provided in the notes to the financial statements in the registration statement.
12. Please revise the registration statement or the Form 10-Q so that the interim financial statements are identical.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Maureen Bauer, Staff Accountant, at (202)
551-
3237 or Tia Jenkins, Senior Assistant Chief Accountant, at (202)
551-
3871 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 or James Lopez at (202) 551-3536
with any other questions.

      					Sincerely,



      					John Reynolds
      					Assistant Director

cc.	Gary J. Wolfe, Esq.
      Seward & Kissel LLP
	Fax:  (212) 480-8421
Prokopios (Akis) Tsirigakis
Star Bulk Carriers Corp.
September 27, 2007
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